AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER:000-23962

BUDGET GROUP, INC.
SAVINGSPLUS PLAN
125 BASIN STREET
SUITE 210
DAYTONA BEACH, FLORIDA 32114
(FULL TITLE AND ADDRESS OF PLAN)

BUDGET GROUP, INC.
125 BASIN STREET
SUITE 210
DAYTONA BEACH, FLORIDA 32114
(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO PLAN
AND ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)

COMMISSION FILE NUMBER:000-23962
REQUIRED INFORMATION
INDEX TO EXHIBITS
SIGNATURES
FINANCIAL STATEMENTS
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
CONSENT OF ARTHUR ANDERSEN LLP

REQUIRED INFORMATION

The following financial statements for the Budget Group, Inc. SavingsPlus Plan are included herein:

1.	An audited statement of net assets available for benefits as of the end of each of the latest two fiscal years of the plan.

2.	An audited statement of changes in net assets available for benefits for the latest fiscal year of the plan.

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Arthur Andersen LLP

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Budget Group, Inc., as administrator of the Budget Group, Inc. SavingsPlus Plan has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BUDGET GROUP, INC. SAVINGSPLUS PLAN

By: BUDGET GROUP, INC

By: /s/ Thomas L. Kram Thomas L. Kram Vice President and Controller

Dated: June 24, 2001

BUDGET GROUP, INC. SAVINGSPLUS PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000,
TOGETHER WITH REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Budget Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of Budget Group, Inc. SavingsPlus Plan (the Plan), formerly known as Budget Rent A Car Corporation SavingsPlus Plan, as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. We were also engaged to audit the supplemental schedule of assets held for investment as of December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Arthur Andersen LLP

Orlando, Florida,
May 1, 2002

BUDGET GROUP, INC. SAVINGSPLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000

INVESTMENTS, at fair value:
Budget Group, Inc. common stock	$3,032,107	$2,841,504
Mutual funds	77,349,701	78,121,927
Money market funds	19,156	13,385,859
Participant notes receivable	4,392,944	5,083,402

Total investments	84,793,908	99,432,692
PARTICIPANTS’ CONTRIBUTIONS RECEIVABLE	241,011	637,237
EMPLOYER’S CONTRIBUTIONS RECEIVABLE	95,623	131,461

Total assets	85,130,542	100,201,390

EXCESS CONTRIBUTIONS PAYABLE	521,491	202,186
ACCRUED EXPENSES	115,270	83,102

Total liabilities	636,761	285,288

NET ASSETS AVAILABLE FOR BENEFITS	$84,493,781	$99,916,102

The accompanying notes are an integral part of these statements.

BUDGET GROUP, INC. SAVINGSPLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
Participants’ contributions	$7,416,928
Employer’s contributions	2,458,758
Dividends and interest income	2,583,173

Total additions	12,458,859

DEDUCTIONS:
Benefits paid to participants	17,008,580
Transfer of assets	259,590
Net realized and unrealized depreciation in fair value investments	10,123,930
Administrative expenses, net	489,080

Total deductions	27,881,180

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(15,422,321)
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	99,916,102

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$84,493,781

The accompanying notes are an integral part of this statement.

BUDGET GROUP, INC. SAVINGSPLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. PLAN DESCRIPTION:

The following description of the Budget Group, Inc. SavingsPlus Plan (the Plan), formerly known as Budget Rent A Car Corporation SavingPlus Plan, provides only general information. Effective January 1, 2001, the Plan was amended and restated as approved by the Compensation Committee of Budget Group, Inc. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a tax deferred savings plan under Section 401(k) of the Internal Revenue Code (IRC). All non-union employees of Budget Group, Inc. (the Employer or Budget) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions and Plan Options

Participants may contribute up to a maximum of 15 percent of their compensation pay on a pretax basis and up to 10 percent of their after-tax base compensation. Contributions are also limited by certain statutory requirements.

Each participant may select the investment funds in which his contributions will be invested. As of December 31, 2001 and 2000, participants were able to choose among the following investment options: the Washington Mutual Investors Fund, the Income Fund of America, the Bond Fund of America, the Alliance Premier Growth Fund, the Templeton Foreign Fund, the Franklin Small Cap Growth Fund, the Collective Short-Term Investment Fund, the Franklin Money Market Fund, and Budget common stock.

Budget matches 60 percent of the participant’s pre-tax compensation contributed, not to exceed 6 percent of the participant’s compensation (see Note 8). The nondiscretionary match is allocated to the Employer stock.

Additional amounts may be contributed at the option of Budget’s Board of Directors (the Board). There were no discretionary contributions during 2001 and 2000. The Plan allows employees to direct the discretionary contribution into the investment securities offered under the Plan. The Plan allocates the discretionary contribution based on participant’s compensation under the permitted disparity limit in accordance with the IRC section 401(l).

Transfer of Assets

During the year ended December 31, 2001, the Plan provided participants in the Plan the option of transferring the participants’ assets held in the Plan to the Budget Group, Inc. Employee Retirement Plan for Collectively Bargained Employees (Retirement Plan). During the year ended December 31, 2001, assets totaling $259,590 were transferred from the Plan to the Retirement Plan.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings and losses. For participants who had an hour of service prior to January 1, 2001, vesting in Budget’s matching contributions and earnings and losses occurs over a period of three years of service at the rate of 40 percent after two full years and 100 percent after three or more years. For participants who did not have an hour of service prior to January 1, 2001, employees will become 100 percent vested in Budget’s matching contributions and earnings and losses after three or more years of service.

Vesting in the employer discretionary contributions plus earnings and losses occurs upon completion of three or more years of service with the Employer.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Employer contributions or to pay plan expenses. For the year ended December 31, 2001, forfeitures of $55,590 were utilized to pay plan expenses and netted against administrative expenses on the accompanying statement of changes in net assets available for benefits. Forfeitures utilized during the year ended December 31, 2000, totaled $666,934 and were netted against Employer contributions on the accompanying statement of changes in net assets available for benefits.

Benefit Payments

On termination of service due to death, disability, retirement or termination, a participant shall receive a lump-sum amount equal to the value of the participant’s vested account balance, as defined in the Plan.

Participant Notes Receivable

Participants may borrow from their vested accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans shall bear interest at a rate that is commensurate with the interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. A loan is repayable over a period not extending beyond five years, unless such loan is used to acquire a principal residence of the participant. Interest rates range from 6.0 percent to 10.5 percent for loans outstanding as of December 31, 2001.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan at any time. In the event of plan termination, participants will become 100 percent vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investments

At December 31, 2001 and 2000, the Plan’s investments are stated at fair value, as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Budget Group, Inc. common stock investment, a party-in-interest, consists of the Employer’s common stock, which is valued at the last reported sale price as of December 31, 2001 and 2000. At December 31, 2001, the Budget common stock per share price was $0.89 as traded on the New York Stock Exchange (NYSE). On March 20, 2002, NYSE announced that the Budget common stock would be de-listed prior to the NYSE opening on March 28, 2002. On March 28, 2002, the Budget common stock commenced trading on the Over-the-Counter Bulletin Board. At May 1, 2002, the Budget common stock per share price was $0.19 as traded on the Over-the-Counter Bulletin Board.

At December 31, 2001 and 2000, purchases and sales of securities were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date. The fair value of Budget’s stock as of December 31, 2001 and 2000, was $3,032,107 and $2,841,504, respectively.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with such investment securities, it is reasonably possible that changes in the valuation of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Benefits Paid

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. LIQUIDITY:

As of December 31, 2001, Budget is experiencing financial difficulties and has a substantial amount of indebtedness, a significant portion of which is maturing during fiscal 2002. Budget is in the process of evaluating strategic alternatives and restructuring its obligations. In the event Budget pursues a reorganization plan under the federal bankruptcy code, Budget’s ability to make future contributions to the Plan could be adversely impacted. It is not possible to determine the ultimate effect this process may have on holders of Budget common stock; however, current stockholders are likely to be negatively impacted. The investments of the Plan, which consist primarily of mutual funds, are held in a trust account with the Bank of New York Company, Inc. (Trustee) for the exclusive benefit of plan participants. The sponsor believes and has received a legal opinion that these assets are not available for any other purpose and are secure from Budget’s creditors.

4. ADMINISTRATIVE EXPENSES:

Substantially all administrative and investment expenses are paid by the Plan.

5. INCOME TAX STATUS:

The Internal Revenue Service has determined and informed Budget by a letter dated September 3, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan’s administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. PARTY-IN-INTEREST TRANSACTIONS:

The Collective Short-Term Investment Fund is managed by the Trustee, a party-in-interest.

7. INVESTMENTS:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits, as of December 31, 2001 and 2000, are as follows:

	December 31,

	2001	2000

Washington Mutual Investors Fund	N/A*	$24,127,403
Income Fund of America	N/A*	14,914,476
Alliance Premier Growth Fund	N/A*	17,102,309
Franklin Small Cap Growth Fund	N/A*	12,471,462
Collective Short-Term Investment Fund	77,349,701	N/A*
Franklin Money Market Fund	N/A*	13,385,859
Participant notes receivable	4,392,944	5,083,402

*	Investments do not represent 5 percent or more of the Plan’s net assets available for benefits as of the year indicated.

During the year ended December 31, 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,123,930, as follows:

Budget Group, Inc. common stock	$(3,215,038)
Mutual funds	(6,908,892)

Net realized and unrealized depreciation in fair value of investments	$(10,123,930)

8. SUBSEQUENT EVENT:

Effective October 25, 2001, the Board approved changing the trustee of the Plan from the Bank of New York Company, Inc. to Fidelity Investments (Fidelity), effective January 1, 2002. The majority of the Plan’s assets were liquidated as of December 31, 2001, and the Plan’s assets were subsequently transferred to Fidelity on January 2, 2002. Effective January 3, 2002, the Board approved a suspension of all company matching contributions for all salaried participants of the Plan until further notice.

BUDGET GROUP, INC. SAVINGSPLUS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or
Similar Party	Description of Investment	Fair Value

Bank of New York Company, Inc.*	Collective Short-Term Investment Fund	$77,349,701
Franklin Templeton	Franklin Money Market Fund	19,156
Budget Group, Inc.*	Common stock	3,032,107
Participant notes receivable	Interest rates ranging from 6.0 percent to 10.5 percent, maximum of five years to maturity, except for loans used to acquire the principal residence of the Participant	4,392,944

Total assets held for investment		$84,793,908

*	Represents a party-in-interest.